Exhibit 99.1

Ellomay Capital Ltd. Announces the Execution of an Agreement to sell 49% of its Italian Solar
Portfolio of 198 MW to Clal Insurance, a Leading Israeli Institutional Investor

Tel-Aviv, Israel, Apr. 9, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced that it entered into an investment agreement (the “Clal Agreement”) with Clal Insurance Ltd., a leading Israeli institutional investor, and several of its affiliates (together, “Clal”), for an aggregate investment by Clal of approximately €52 million.

Pursuant to the Clal Agreement, Clal and Ellomay will set up a new Israeli limited partnership (the “Israeli LP”) in which an entity wholly-owned by Ellomay will be the general partner and Ellomay will hold 51% of the limited partner interests and Clal will hold the remaining 49%. The Israeli LP will wholly-own a newly founded Luxembourg entity, to which Ellomay’s wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l. (“Ellomay Luxembourg”), will transfer all of the issued and outstanding shares of seven Italian project companies, who hold a solar portfolio in an aggregate capacity of approximately 198 MW (the “Italian Solar Portfolio”). The Italian Solar Portfolio consists of (a) solar facilities with an aggregate capacity of 38 MW that are connected to the grid and operating and (b) additional solar facilities with an aggregate capacity of 160 MW that have reached Ready-to-Build status and with respect to which Engineering, Procurement and Construction agreements were executed. Project finance agreements were executed with respect to the Italian Solar Portfolio in March 2025.

The Clal Agreement includes customary representations and warranties of Ellomay and Clal and an indemnification mechanism for breaches of representations, warranties and undertakings, subject to customary caps and limitations, as a sole remedy, subject to customary exceptions. The Clal Agreement provides Clal with a right of first look commencing with the consummation of the transactions contemplated by the Clal Agreement with respect to investment in other solar projects currently developed or that will be developed by Ellomay and its subsidiaries in Italy for an investment under similar terms as the Clal Agreement, mutatis mutandis. Pursuant to the right of first look mechanism, Ellomay will provide Clal certain information with respect to each project that has reached Ready-to-Build status and Ellomay decided to advance its construction, and Clal will have a few months to notify Ellomay that it is interested in investing up to 49% in such projects or any portion thereof upon the terms set forth in the notice provided to Clal by Ellomay.

The Clal Agreement provides that upon consummation of the transactions contemplated by the Clal Agreement, Ellomay and Clal will sign a partners agreement (the “Clal PA”) and Ellomay will issue Clal a warrant (the “Clal Warrant”).

The Clal PA sets forth the relationship between the general partner and the limited partners, the governance and management of the Israeli LP, the funding and financing of the Israeli LP and the mechanism for future transfers of interests in the Israeli LP. Pursuant to the Clal PA, Clal undertakes to provide its pro rata portion of the amounts required for the development of the Italian Solar Portfolio to the Israeli LP, which in turn will fund the Luxembourg subsidiary and the Italian project companies. Ellomay’s aggregate funding commitment in the Italian Solar Portfolio has already been provided by Ellomay. The Clal PA also provides for the payment of annual management fees to Ellomay. The Clal PA provides each limited partner with customary rights, including a full tag-along right in the event of a change in control of Ellomay and includes customary veto rights. The Clal PA provides that following repayment of partners’ loans, the Israeli LP’s surpluses will be distributed to the limited partners, pro rata to their holdings, on a semi-annual basis, subject to maintaining the working capital required by the Israeli LP for the two following quarters.

The Clal Warrant covers 416,000 ordinary shares of Ellomay, with an exercise price of NIS 69.7 (approximately $18.5) per share. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event Ellomay’s shares are traded at a price higher than NIS 80 (approximately $21.2) per share when the Clal Warrant is exercised, Ellomay, at its discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 and pay Clal the remainder in cash.

The consummation of the transactions contemplated by the Clal Agreement is subject to the fulfillment or waiver of several customary conditions to closing, including receipt of regulatory approvals, that are not entirely within the control of Ellomay, Ellomay Luxembourg, Clal or the Israeli LP. There can be no assurance as to whether or when the conditions to closing will be satisfied.

Ran Fridrich, CEO and a board member of Ellomay, commented: “Ellomay is pleased to announce the establishment of a partnership with Clal Insurance, which will invest in a 198 MW solar portfolio in central and northern Italy. The Company sees great importance in the entry of a quality institutional investor as a partner to part of its Italian solar portfolio, and in Clal’s interest in examining participation in the future in building the remainder of the Company’s Italian portfolio and views this as a vote of confidence in the Company, its management and its operations. The Company thanks the investment team of Clal, led by Barak Bensky, for their professional work in a complex cross-border transaction.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Solar projects in Italy with an aggregate capacity of 294 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the inability to fulfill all of the conditions to closing set forth in the Clal Agreement, changes in the market price of the Company’s shares, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

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